MILL CITY VENTURES III, LTD

1907 Wayzata Boulevard, Suite 205

Wayzata, MN 55391

June 7, 2022

David Gessert

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mill City Ventures III, Ltd Registration Statement on Form S-1
Filed April 26, 2022
File No. 333-264474

Dear Mr. Gessert:

By letter dated May 23, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Mill City Ventures III, Ltd (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on April 26, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1

Cover Page

1.	Please revise the cover page to clearly reflect that you are seeking to register the offering of Representative's Warrants (including the underlying common shares), in addition to the public offering of your common stock. Refer to Item 501(b)(2) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the cover page to clearly reflect that we are seeking to register the offering of the Representative's Warrants (including the underlying common shares), in addition to the public offering of our common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

2.	We note your disclosure in the last paragraph on page 25 that your disclosure "should be read in conjunction with [y]our Annual Report on Form 10-K for the year ended December 31, 2021, as well as [y]our reports on Forms 10-Q and 8-K and other publicly available information." Please clarify whether this statement is seeking to incorporate disclosure into this prospectus by reference. If you are incorporating disclosure by reference, please provide us your analysis supporting your conclusion that you are eligible to do so and revise to do so clearly. We may have further comments based upon your response and revisions.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the statement is not intended to incorporate disclosure by reference. We have revised the disclosure accordingly.

Directors, Executive Officers and Corporate Governance Director Independence, page 35

3.	Please tell us how you determined that your director, Lyle A. Berman, qualifies as "independent" in accordance with Nasdaq listing rules. In this regard we note your disclosure on page 27, Liquidity and Capital Resources, that you entered into a Loan and Security Agreement with Mr. Berman, as trustee of the Lyle A. Berman Revocable Trust, providing you with a $5 million revolving line of credit and that such agreement, together with your cash, comprises your sources of liquidity.

Response: In response to the Staff’s comment, we respectfully advise the Staff, pursuant to the independence requirements in accordance with Nasdaq listing rules, that Mr. Berman qualifies as “independent”.

First, pursuant to Nasdaq Rule 5605(a)(2), a director who accepted […] any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence shall not be considered independent. According to the recently filed registration statement, Mr. Berman received $40,000 in connection with his service as a director.  Therefore, the director compensation received by Mr. Berman does not meet the threshold.

Second, the terms of the Loan and Security Agreement were made on terms generally available to the public. While the note to Rule 5605(a)(2) states that “Non-preferential payments made in the ordinary course of providing business services (such as payments of interest or proceeds related to banking services or loans by a Company that is a financial institution or payment of claims on a policy by a Company that is an insurance company), payments arising solely from investments in the Company's securities and loans permitted under Section 13(k) of the Act will not preclude a finding of director independence as long as the payments are non-compensatory in nature. Depending on the circumstances, a loan or payment could be compensatory if, for example, it is not on terms generally available to the public.” The Loan and Security Agreement provided the Company with a $5 million revolving line of credit to use in the ordinary course of its short-term specialty finance business. Amounts drawn under the Loan Agreement will accrue interest at the per annum rate of 8%, and all the Company’s obligations under the Loan Agreement are secured by a grant of a collateral security interest in substantially all of the Company’s assets. As the terms of this Loan Agreement are not extraordinary but rather customary, we believe the loan payments are non-compensatory in nature.

In conclusion, we believe Mr. Berman qualifies as “indepenent” in accordance with Nasdaq listing rules.

Executive Compensation

Summary Compensation Table, page 38

4.	We note your disclosure that your summary compensation table provides disclosure for your Principal Executive Officer, Principal Financial Officer and your three most highly compensated executive officers other than the Principal Executive Officer during fiscal years 2020 and 2019. Please reconcile such disclosure with your summary compensation table, which provides disclosure for two individuals during fiscal years 2021 and 2020. Refer to Item 402 of Regulation S-K for guidance.

Response: We respectfully advise the Staff that we have revised the disclosure accordingly.

Certain Relationships and Related Transactions

Transactions with Related Persons and Certain Conflict Disclosures, page 40

5.	Please expand your disclosure related to the loans you have with related parties to disclose, for each, the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided and the amount of interest paid during the period for which disclosure is provided. Refer to Item 404(a) of Regulation S-K for guidance.

Response: We respectfully advise the Staff that we have revised the disclosure accordingly.

Part II

Item 16. Exhibits and Financial Statements Exhibit No. 107 - Filing Fee Table, page 61

6.	The fee table is substantially blank. We may have comments regarding such information upon its inclusion in an amendment to this registration statement.

Response: We respectfully advise the Staff that we have revised the fee table to reflect the public offering of the Company of up to $10,000,000.

Signatures, page 63

7.	Please have your principal accounting officer or controller sign the registration statement. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form S-1.

Response: We respectfully advise the Staff our principal accounting officer has signed the revised registration statement.

General

8.	We note your disclosure in the second risk factor on page 16 that five shareholders own shares representing approximately 63.42% of your issued and outstanding common stock. Please advise as to whether you anticipate being a “controlled company,” as defined by NASDAQ rules, upon the completion of this offering, and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate. If applicable, please also clarify whether you will avail yourself of the Nasdaq controlled company exemption for the exchange’s corporate governance rules.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our prospectus cover page to disclose the that we may be deemed to be a “controlled company” as defined by NASDAQ rules. We respectfully advise the Staff that we will not avail ourselves of the NASDAQ controlled company exemption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/	Douglas M. Polinsky

Douglas M. Polinsky

Chief Executive Officer and Chairman

Mill City Ventures III, Ltd

1907 Wayzata Boulevard, Suite 205

Wayzata, MN 55391

cc:	David Lin

Joseph M. Lucosky, Esq.

Lahdan S. Rahmati, Esq.

Christopher J. Bellini, Esq.

Seth H. Popick, Esq.